March 14, 2008 By Facsimile and FedEx	Stephen M. Davis Stephen.Davis@hellerehrman.com Direct +1 (212) 847-8798 Main +1 (212) 832-8300 43601.0002

Ms. Laura Nicholson
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7410

Re:	Puda Coal, Inc.
Form S-1 (Registration Statement File No. 333-130380, Originally Filed on Form SB-2)
Filed February 21, 2008 and March 6, 2008
File No. 333-130380

Dear Ms. Nicholson:

We are responding to the letter from the Staff of the Securities and Exchange Commission (the “Staff”) to Puda Coal, Inc. (the “Registrant”) dated March 11, 2008 commenting on the above referenced filing. For your convenience, we have sent by Federal Express to you and each other member of the Staff working on this filing (copied below) a courtesy package containing copies, clean and marked, of the Amendment No. 10 to the Registrant’s registration statement on Form S-1 (“Amendment No. 10”) made pursuant to your comments, along with this letter for your review.

Also, for your convenience, we have repeated each comment from the Staff’s March 11, 2008 letter immediately prior to our response below.

Registration Statement on Form S-l

General

1.	We note your new disclosure on page 22 and elsewhere in your filing that the securities may be sold at discounted prices. Please clarify why such securities may be sold at discounted prices.

The Registrant has clarified throughout Amendment No. 10 that the securities may be sold in one or more transactions at prevailing market prices at the time of sale on the over-the- counter bulletin board or at privately negotiated prices determined at the time of sale. Please see revisions on pages 22 and 30 of Amendment No. 10.

Heller Ehrman LLP Times Square Tower 7 Times Square New York, NY 10036-6524 www.hellerehrman.com

Beijing Hong Kong London Los Angeles Madison, WI New York San Diego San Francisco Seattle/Anchorage Shanghai Silicon Valley Singapore Washington, D.C.

March 14, 2008 Page 2

Selling Security Holders, page 22

2.
Please clarify which securities you are registering. For example, we note that you indicate that you are registering warrants to purchase shares of common stock, but the opinion regarding legality refers solely to the underlying shares. If you intend to register the warrants, please obtain and file a revised legal opinion that addresses the legality of the warrants. Such opinion should address whether the warrants are legal, binding obligations of yours.

The Registrant has clarified in the “Selling Security Holders” section on page 22 of Amendment No. 10 that the Registrant is registering shares of common stock that will be issued upon the exercise of the warrants and is not registering the warrants themselves.

Selling Security Holder Table, page 23

3.
With respect to Banca Gesfid, there appears to be a typographical error in the number of penalty shares held before the offering, and shares owned after the offering. Please revise your filing to address this error.

The Registrant has revised the disclosure on page 24 of Amendment No. 10 to correct the typographical error.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

Tabular Disclosure of Contractual Obligations, page 67

4.
We note your disclosure that your actual payments in future periods are likely to vary from those presented in the table and may be considerably higher. Please disclose why such payments may be considerably higher.

That cautionary language does not apply to the disclosure of future contractual obligations and, therefore, has been deleted from page 67 of Amendment No. 10.

Undertakings, page 103

5.	We note your response to our prior comment 22. Please file the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

The Registrant has revised the Undertaking section on page 103 of Amendment No. 10 to comply with the Staff’s comment above.

March 14, 2008 Page 3

Exhibit 5.1

6.
We note the consent in this exhibit to the use of the name Broad and Cassel under the caption “Legal Matters” in the prospectus. However, such firm is not mentioned in your prospectus. Please revise your prospectus to address this inconsistency, or obtain and file a revised consent.

The Registrant has added a “Legal Matters” section on page 33 of Amendment No. 10 to name Broad and Cassel and comply with the Staff’s comment above.

We thank the Staff for its continuing courtesies. If the Staff needs any additional information or has any further questions, please do not hesitate to contact me at 212-847-8798 or my colleagues Jeffrey Marcus at 212-847-8709 or Catherine X. Pan at 212-847-8671.

Sincerely,

/s/ Stephen M. Davis
Stephen M. Davis

cc:	Jill Davis
Jennifer O’Brien
H. Roger Schwall